December 19, 2022     TSX:  SAM

OTCQB: SHVLF

Starcore Announces Results of 2022 Exploration at its Ajax Property

Vancouver, B.C. – Starcore International Mines Ltd. (TSX: SAM) (“Starcore” or the “Company”) today announced the results of a limited rock sampling program completed at its Ajax Property located 12 km north of Alice Arm in northwestern B.C. at the southern end of  the mineral belt known as the “Golden Triangle”. The property, 1,718 hectares in size, was acquired by Starcore in 2015 through its purchase of Creston Moly Corp. and its subsidiary Tenajon Resources Corp.  The property hosts the large Ajax porphyry molybdenum developed prospect that has been tested by 48 drill holes, beginning in the mid 1960’s. Samples collected by Starcore during the second week of August 2022 build on the Company’s 2021 program where precious and base metal mineralization was recognized well beyond the limits of the known molybdenum mineralization.

Mineralization is found exposed in old pits and trenches and in outcrop along the margins of ice and snow on the southeast spine and upper slopes of Mount McGuire. This mineralization is about 1.7 km southwest from the known porphyry molybdenum mineralization and up to 540 metres higher in elevation. Assay samples collected in 2022 include values high in silver, elevated copper, lead and zinc and anomalous cobalt and tungsten. The following table lists highlights from the 53-element inductively coupled plasma – mass spectrometry assay analyses.

Table of selected assay results. Silver and gold are in parts per billion (ppb); other elements in parts per million (ppm).

Starcore is planning additional fieldwork for 2023 to further explore the potential of the higher level porphyry mineralization. Other styles of mineralization occur within the area such as at Dolly Varden, 12 km to the north-northwest, Big Bulk, 7 km north-northeast and Surebet, 17 km west. Starcore’s Ajax property has the potential to host other styles of mineralization and it is located within 1 to 3 km of the Triassic – Jurassic contact, termed the Red Line in this area, near which many of the Golden Triangle’s mineralized systems are situated.

Suite 750 – 580 Hornby Street, Box 113, Vancouver, British Columbia, Canada V6C 3B6

Telephone:  (604) 602-4935   Fax:  (604) 602-4936    e-mail. info@starcore.com    website:  www.starcore.com

Ian Webster P.Geo. is the Qualified Person, as defined by National Instrument 43-101, who has reviewed and approved the technical contents of this release.

About Starcore

Starcore International Mines is engaged in precious metals production with focus and experience in Mexico. This base of producing assets is complemented by exploration and development projects throughout North America. The Company is a leader in Corporate Social Responsibility and advocates value driven decisions that will increase long term shareholder value. You can find more information on the investor friendly website here: www.starcore.com.

ON BEHALF OF STARCORE INTERNATIONAL
MINES LTD.

(sgd.) Robert Eadie
Robert Eadie, Chief Executive Officer

FOR FURTHER INFORMATION PLEASE CONTACT:

ROBERT EADIE
Telephone: (604) 602-4935 x 205
Toll Free:   1-866-602-4935
Email: readie@starcore.com

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